Exhibit 99.1

Cloopen Group Holding Limited Announces Unaudited

Second Quarter 2021 Financial Results

BEIJING, Aug. 11, 2021 /PRNewswire/ – Cloopen Group Holding Limited (NYSE: RAAS) (“Cloopen” or the “Company”), a leading multi-capability cloud-based communications solution provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter ended June 30, 2021 Highlights

•	Revenues were RMB273.9 million (US$42.4 million), representing a 47.9% increase year-over-year. Revenues from cloud-based contact center (“CC”) solutions increased by 105.1% year-over-year.

•	Gross margin was 43.1% in the second quarter of 2021.

•	Net loss was RMB105.6 million (US$16.4 million) in the second quarter of 2021, compared to net loss of RMB62.2 million in the second quarter of 2020. After excluding share-based compensation, loss from disposal of subsidiaries, net, impairment loss of long-term investments, and change in fair value of warrant liabilities, non-GAAP net loss[1] for the quarter was RMB26.4 million (US$4.1 million), compared to RMB37.0 million in the second quarter of 2020.

•	Adjusted EBITDA loss[1] was RMB30.0 million (US$4.6 million), representing a 1.8% decrease year-over-year.

•	Active customers[2] as of June 30, 2021 were 12,976 and dollar-based net customer retention rate[3] was 109.0% for the three months ended June 30, 2021.

1 Non-GAAP net loss and adjusted EBITDA are non-GAAP financial measures. See section entitled “Non-GAAP Financial Measure” for information on how the Company defines and calculates the non-GAAP financial measures. A reconciliation of such non-GAAP financial measures to the most directly comparable GAAP measures is set forth at the end of this press release.

2 Active customers at the end of any period refers to customers which had over RMB50 in annual spending in the preceding 12 months.

3 “Dollar-based net customer retention rate” illustrates the Company’s ability to increase revenue generated from its existing customer base. To calculate dollar-based net customer retention rate for a given period, the Company first identifies all customers for solutions that it offers on a recurring basis, unless otherwise specified, with over RMB1,000 in monthly spending in the preceding period, then calculate the quotient from dividing the revenue generated from such customers in the given period by the revenue generated from the same group of customers in the preceding period. Solutions that the Company offers on a recurring basis include our CPaaS solutions and cloud-based CC solutions deployed primarily on public cloud, for which the Company charges a combination of seat subscription fees and related resource usage fees. The dollar-based net customer retention rate for all active customers was 109.6% for the second quarter of 2021, and the dollar-based net customer retention rate for all active customers for the 12 months ended June 30, 2021 was 107.9%.

“We are encouraged by our second quarter performance, with revenues coming in at RMB273.9 million, representing an increase of 47.9% year-on-year and beating guidance once again. Our second quarter gross margin remained robust at 43.1%,” said Mr. Changxun Sun, Cloopen’s Chief Eexcutive Officer. “Most importantly, our non-GAAP net loss narrowed to RMB26.4 million, reflecting a significant 58.4% quarter over quarter decrease from RMB63.4 million.”

“We sustained strong momentum for our cloud-based Contact Center (CC) business in the second quarter, demonstrated by a 105.1% year-over-year revenue increase, driven by synergies from our EliteCRM acquisition and consistent efforts to provide customized solutions that adapt to customers’ envolving demands through one-stop customer management and cloud-based communication tools. With full-fledged products and services, our customer base grew at a steady pace, with large-enterprise customers as the main driving force, among which we are proud to announce our partnership with Tencent,” Mr. Sun continued. “Meanwhile, Cloopen’s unwavering devotion to data security through private and hybrid cloud via local deployment helps meet customers’ increasingly strict security requirements. Looking ahead, we will continue to solidify our leading position in the SaaS business with more investment in data security and topline products and services.”

Mr. Steven Yipeng Li, Cloopen’s Chief Financial Officer said, “We are excited to see another strong quarter in 2021. Revenues displayed higher quality, with our cloud-based contact center (“CC”) solutions and cloud-based unified communications and collaboration (“UC&C”) solutions business now contributing about 57.4% of total revenues. Our dollar-based net customer retention rate remained sound around 110% in the three months ended June 30, 2021. Our integration with EliteCRM yielded remarkable results with stronger product pipeline and more large-enterprise customers, as manifested by roughly RMB13.7 million revenue attributable to the integration during the second quarter. As we enrich and refine our products, as well as expand customer base while bolstering our profitability, we are confident in our ability to deliver stable long-term growth and persistently create value for our shareholders. ”

Financial Results for the Second Quarter of 2021

Revenues

In the second quarter of 2021, revenues increased by 47.9% to RMB273.9 million (US$42.4 million) from RMB185.3 million in the second quarter of 2020. The increase was contributed by the robust performance across our product lines.

•	Revenues from communications platform as a service (“CPaaS”) solutions increased by 13.0% to RMB114.7 million (US$17.8 million) in the second quarter of 2021 from RMB101.5 million in the second quarter of 2020, primarily due to the organic growth of text messaging services and voice calls services as a result of the increased demand from certain large enterprises.

•	Revenues from cloud-based CC solutions increased by 105.1% to RMB108.3 million (US$16.8 million) in the second quarter of 2021 from RMB52.8 million in the second quarter of 2020, primarily due to an increase in the number of customers and projects as a result of the Company’s business expansion, the EliteCRM acquisition and the Company’s enhanced sales strategy, such as cross-selling and up-selling.

•	Revenues from cloud-based unified communications and collaboration (“UC&C”) solutions increased by 74.9% to RMB49.0 million (US$7.6 million) in the second quarter of 2021 from RMB28.0 million in the second quarter of 2020, primarily due to an increase in the number of customers and projects as a result of the Company’s organic growth and the release of underserved demands amidst the COVID-19 outbreak in 2020.

Cost of Revenues

Cost of revenues increased by 36.8% to RMB155.8 million (US$24.1 million) in the second quarter of 2021 from RMB113.9 million in the second quarter of 2020, which was primarily due to increased telecommunications resources costs, outsourcing costs and staff costs as the Company continues to scale its business.

Gross Profit

Gross profit increased by 65.4% to RMB118.1 million (US$18.3 million) in the second quarter of 2021 from RMB71.4 million in the second quarter of 2020. Gross margin was 43.1% in the second quarter of 2021, compared with 38.5% in the second quarter of 2020.

Operating Expenses

In the second quarter of 2021, operating expenses were RMB214.5 million (US$33.2 million), representing a 65.6% increase from RMB129.5 million in the second quarter of 2020.

•	Research and development expenses increased by 69.1% to RMB62.0 million (US$9.6 million) in the second quarter of 2021, compared with RMB36.6 million in the second quarter of 2020, primarily due to an increase in share-based compensation expenses of RMB3.2 million (US$0.5 million), an increase in the R&D staff expenses of RMB17.0 million (US$2.6 million) for development of core features and functions in cloud-based CC solutions and cloud-based UC&C solutions, and an increase in technology service expenses paid to the outsourcing service providers for the development of certain non-core features and functions in cloud-based UC&C solutions.

•	Selling and marketing expenses increased by 56.2% to RMB72.8 million (US$11.3 million) in the second quarter of 2021 from RMB46.6 million in the second quarter of 2020, primarily due to an increase in share-based compensation expenses of RMB6.6 million (US$1.0 million) and an increase in staff expenses as the Company continues to scale its business and reach a wider customer base.

•	General and administrative expenses increased by 72.3% to RMB79.7 million (US$12.3 million) in the second quarter of 2021 from RMB46.2 million in the second quarter of 2020, primarily due to an increase in share-based compensation expenses of RMB28.4 million (US$4.4 million) relating to share options granted to eligible employees and directors and restricted ordinary shares issued to management employees for business acquisition, and an increase in social insurance premiums as the Company had enjoyed a social insurance premiums deduction in 2020 according to the government relief policies during the COVID-19 outbreak.

Net Loss

Net loss for the second quarter of 2021 was RMB105.6 million (US$16.4 million), compared with RMB62.2 million in the second quarter of 2020 with the increase primarily driven by increases in non-cash items of RMB53.8 million (US$8.3 million), including the increases in share-based compensation of RMB38.1 million (US$5.9 million) and impairment loss of long-term investments of RMB15.7 million (US$2.4 million).

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB0.33 (US$0.05) in the second quarter of 2021, compared with RMB0.87 in the second quarter of 2020.

Recent Development

The Company has entered into partnerships with Tencent on Tencent Cloud, Tencent Qidian, which is Tencent Cloud’s SCRM plaform, and WeCom. The Company’s CC prodcuts are now available on Tencent Cloud’s joint development products platform. The Company has also begun receiving orders for UC products through partnership with Tencent Cloud for a wide range of industries including manufacturing, energy, and social governance. Furthermore, the Company’s 7Moor Cloud will connect with WeCom’s customer service interface, for which new products are expected to be officially launched in the third quarter of 2021.

Outlook

For the third quarter of 2021, Cloopen currently expects revenues to be between RMB275.0 million and RMB278.0 million, representing an increase of 43.8% to 45.3% year-over-year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial change and uncertainty, such as the impact of the COVID-19 outbreak and the new regulations on K-12 after-school tutoring in China.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.4566 to US$1.00, the effective noon buying rate for June 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2021, or at any other rate.

Conference Call and Webcast

Cloopen’s management team will host a conference call at 8:00 AM U.S. Eastern Time, (8:00 PM Beijing/Hong Kong time) on August 11, 2021, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	1-412-902-4272

US toll free:	1-888-346-8982

Mainland China toll free:	400-120-1203

Hong Kong toll free:	800-905-945

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the call for “Cloopen Group Holding Limited.” Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Cloopen’s website at http:// ir.yuntongxun.com.

A replay of the conference call will be available one hour after the end of the conference call until August 18, 2021.

The dial-in details for the telephone replay are:

International:	1-412-317-0088

US toll free:	1-877-344-7529

Canada toll free:	855-669-9658

Replay access code:	10159204

Non-GAAP Financial Measure

The Company uses non-GAAP net loss and adjusted EBITDA as non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines adjusted EBITDA as net loss excluding depreciation and amortization, interest expenses (income), net, income tax benefit, share-based compensation, investment income, loss (gain) from disposal of subsidiaries, net, share of losses (income) of equity method investments, change in fair value of warrant liabilities, impairment loss of long-term investments and foreign currency exchange (gains) losses, net. The Company defines non-GAAP net loss as net loss excluding share-based compensation, loss (gain) from disposal of subsidiaries, net, impairment loss of long-term investments and change in fair value of warrant liabilities. The Company believes that such non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating results.

The non-GAAP financial measures adjust for the impact of items that the Company does not consider indicative of the operational performance of its business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measures has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). The Company’s mission is to enhance the daily communication experience and operational productivity for enterprises. The Company aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

For more information, please visit https://ir.yuntongxun.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Cloopen may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Cloopen’s beliefs and expectations as well as its financial outlook, are forward-looking statements. These forward-looking statements are based on the Company’s current expectations and involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors, risks and uncertainties include, but not limited to the following: Cloopen’s goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to attract new customers or retain existing ones; its ability to continue developing solutions and the markets its solutions target; its ability to maintain collaborations with mobile network operators; its ability to enhance or upgrade its existing solutions and introduce new ones in a timely and cost-effective manner; its ability to maintain the compatibility of its solutions across devices, business systems and applications and physical infrastructure; relevant government policies and regulations relating to Cloopen’s corporate structure, business and industry, as well as the industries in which its customers operate; and general economic and business condition in China. Further information regarding these and other risks, uncertainties or factors is included in the Cloopen’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Cloopen does not undertake any obligation to update such information, except as required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement, and you are cautioned not to place undue reliance on these forward-looking statements.

For investor and media inquiries, please contact:

In China:

Cloopen Group Holding Limited

Investor Relations

E-mail: ir@yuntongxun.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: raas@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: raas@tpg-ir.com

CLOOPEN GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	USD
	(in thousands)
ASSETS
Current assets:
Cash	296,565	672,720	104,191
Restricted cash	1,893	1,698	263
Term deposits	160,349	2,011,675	311,569
Accounts receivable-third parties, net	228,893	266,516	41,278
Accounts receivable-a related party, net	9,447	—	—
Contract assets	36,307	51,922	8,042
Amounts due from related parties	6,275	—	—
Subscription receivable	—	106,092	16,432
Prepayments and other current assets	139,259	138,945	21,520
Total current assets	878,988	3,249,568	503,295

Long-term investments	66,162	56,900	8,813
Property and equipment, net	16,416	20,213	3,131
Intangible assets, net	2,023	27,713	4,292
Goodwill	—	143,698	22,256
Deferred income tax assets	1,049	4,423	685
Other non-current assets	3,824	6,492	1,005
Total non-current assets	89,474	259,439	40,182
Total assets	968,462	3,509,007	543,477

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term borrowings	20,000	—	—
Amounts due to a related party	2,813	—	—
Accounts payable	131,599	144,360	22,359
Contract liabilities	95,993	109,137	16,903
Payables to an affiliate of a shareholder (formerly a Series C Redeemable Convertible Preferred Shareholder)	230,087	230,087	35,636
Payable for business acquisition	—	54,000	8,364
Accrued expenses and other current liabilities	93,967	114,721	17,768
Warrant liabilities	202,272	—	—
Total current liabilities	776,731	652,305	101,030

Non-current warrant liabilities	19,470	—	—
Other non-current liabilities	—	29,916	4,633
Total non-current liabilities	19,470	29,916	4,633
Total liabilities	796,201	682,221	105,663
Commitments and contingencies	—	—	—
Mezzanine equity:
Series A Redeemable Convertible Preferred Shares	648,328	—	—
Series B Redeemable Convertible Preferred Shares	686,082	—	—
Series C Redeemable Convertible Preferred Shares	1,579,397	—	—
Series D Redeemable Convertible Preferred Shares	444,789	—	—
Series E Redeemable Convertible Preferred Shares	720,044	—	—
Series F Redeemable Convertible Preferred Shares	1,133,364	—	—
Subscription receivables for Series C and Series E Redeemable Convertible Preferred Shares	(336,178)	—	—
Total mezzanine equity	4,875,826	—	—

Shareholders’ equity (deficit):
Pre-offering Class A Ordinary Shares	29	—	—
Pre-offering Class B Ordinary Shares	33	—	—
Class A Ordinary Shares	—	188	29
Class B Ordinary Shares	—	17	3
Additional paid-in capital	—	10,931,801	1,693,120
Subscription receivable	—	(230,088)	(35,636)
Accumulated other comprehensive income (loss)	208,672	(55,504)	(8,596)
Accumulated deficit	(4,914,644)	(7,817,174)	(1,210,726)
Total shareholders’ equity (deficit) attributable to Cloopen Group Holding Limited	(4,705,910)	2,829,240	438,194
Non-controlling interests	2,345	(2,454)	(380)
Total shareholders’ equity (deficit)	(4,703,565)	2,826,786	437,814
Total liabilities, mezzanine equity and shareholders’ euqity (deficit)	968,462	3,509,007	543,477

CLOOPEN GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three-month Period Ended,
	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	USD

	(in thousands, except for per share data)
Revenues	185,255	273,905	42,422
Cost of revenues	(113,856)	(155,805)	(24,131)
Gross profit	71,399	118,100	18,291

Operating expenses:
Research and development expenses	(36,644)	(61,970)	(9,598)
Sales and marketing expenses	(46,643)	(72,842)	(11,282)
General and administrative expenses	(46,240)	(79,664)	(12,338)
Total operating expenses	(129,527)	(214,476)	(33,218)
Operating loss	(58,128)	(96,376)	(14,927)

Other income (expense):
Interest expenses	(4,141)	(119)	(18)
Interest income	479	1,265	196
Loss from disposal of subsidiaries, net	(335)	(4)	(1)
Share of income (loss) of equity method investments	(1,021)	8	1
Change in fair value of warrant liabilities	722	—	—
Impairment loss of long-term investments	—	(15,667)	(2,427)
Foreign currency exchange gains (losses), net	(270)	4,028	624
Loss before income taxes	(62,694)	(106,865)	(16,552)
Income tax benefit	529	1,232	191
Net loss	(62,165)	(105,633)	(16,361)

Accretion and modifications of Redeemable Convertible Preferred Shares	(8,352)	—	—
Net loss attributable to ordinary shareholders	(70,517)	(105,633)	(16,361)
Net income (loss) attributable to non-controlling interests	(2,780)	1,003	155
Net loss attributable to Cloopen Group Holding Limited	(67,737)	(106,636)	(16,516)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	3,761	(49,070)	(7,600)
Unrealized holding gain on available-for-sale securities, net of nil income taxes	2,700	1,700	263
Total other comprehensive income (loss)	6,461	(47,370)	(7,337)
Comprehensive loss	(64,056)	(153,003)	(23,698)
Comprehensive income (loss) attributable to non-controlling interests	(4,867)	1,003	154
Comprehensive loss attributable to Cloopen Group Holding Limited	(59,189)	(154,006)	(23,852)

Net loss per ordinary share
— Basic and diluted	(0.87)	(0.33)	(0.05)

	Six-month Period Ended,
	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	USD

	(in thousands, except for per share data)
Revenues	317,690	478,435	74,100
Cost of revenues	(184,302)	(272,440)	(42,196)
Gross profit	133,388	205,995	31,904

Operating expenses:
Research and development expenses	(75,205)	(130,653)	(20,236)
Sales and marketing expenses	(92,565)	(141,146)	(21,861)
General and administrative expenses	(85,163)	(180,631)	(27,976)
Total operating expenses	(252,933)	(452,430)	(70,073)
Operating loss	(119,545)	(246,435)	(38,169)

Other income (expense):
Interest expenses	(8,281)	(343)	(53)
Interest income	957	1,932	299
Investment income	12	—	—
Gain (loss) from disposal of subsidiaries, net	14,562	(4)	(1)
Share of losses of equity method investments	(1,028)	(795)	(123)
Change in fair value of warrant liabilities	3,228	(19,259)	(2,983)
Impairment loss of long-term investments	—	(15,667)	(2,427)
Foreign currency exchange gains (losses), net	(122)	1,862	290
Loss before income taxes	(110,217)	(278,709)	(43,167)
Income tax benefit	386	2,047	317
Net loss	(109,831)	(276,662)	(42,850)

Accretion and modifications of Redeemable Convertible Preferred Shares	(57)	(2,641,831)	(409,168)
Deemed dividend to Series E Redeemable Convertible Preferred Shareholders	(4,786)	—	—
Net loss attributable to ordinary shareholders	(114,674)	(2,918,493)	(452,018)
Net income (loss) attributable to non-controlling interests	(6,749)	1,238	192
Net loss attributable to Cloopen Group Holding Limited	(107,925)	(2,919,731)	(452,210)

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(18,920)	(271,376)	(42,031)
Unrealized holding gain on available-for-sale securities, net of nil income taxes	2,711	7,200	1,115
Less: reclassification adjustment for gain on available-for-sale securities realized in net income, net of nil income taxes	(12)	—	—
Total other comprehensive loss	(16,221)	(264,176)	(40,916)
Comprehensive loss	(130,895)	(3,182,669)	(492,934)
Comprehensive income (loss) attributable to non-controlling interests	(7,101)	1,238	190
Comprehensive loss attributable to Cloopen Group Holding Limited	(123,794)	(3,183,907)	(493,124)

Net loss per ordinary share
— Basic and diluted	(1.36)	(10.85)	(1.68)

CLOOPEN GROUP HOLDING LIMITED

RECONCILATION OF GAAP TO NON-GAAP MEASURES

	Three-month Period Ended,
	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	USD
		(in thousands)
Net loss	(62,165)	(105,633)	(16,361)

Add:
Share-based compensation	25,513	63,600	9,850
Loss from disposal of subsidiaries, net	335	4	1
Impairment loss of long-term investments	—	15,667	2,427
Change in fair value of warrant liabilities	(722)	—	—
Non-GAAP net loss	(37,039)	(26,362)	(4,083)

Net loss	(62,165)	(105,633)	(16,361)
Add:
Depreciation and amortization	2,106	2,810	435
Interest expenses (income), net	3,662	(1,146)	(178)
Income tax benefit	(529)	(1,232)	(191)
EBITDA	(56,926)	(105,201)	(16,295)

Add:
Share-based compensation	25,513	63,600	9,850
Loss from disposal of subsidiaries, net	335	4	1
Share of losses (income) of equity method investments	1,021	(8)	(1)
Change in fair value of warrant liabilities	(722)	—	—
Impairment loss of long-term investments	—	15,667	2,427
Foreign currency exchange (gains) losses, net	270	(4,028)	(624)
Adjusted EBITDA	(30,509)	(29,966)	(4,642)

	Six-month Period Ended,
	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	USD
	(in thousands)
Net loss	(109,831)	(276,662)	(42,850)

Add:
Share-based compensation	35,495	152,013	23,544
Loss (gain) from disposal of subsidiaries, net	(14,562)	4	1
Impairment loss of long-term investments	—	15,667	2,427
Change in fair value of warrant liabilities	(3,228)	19,259	2,983
Non-GAAP net loss	(92,126)	(89,719)	(13,895)

Net loss	(109,831)	(276,662)	(42,850)
Add:
Depreciation and amortization	4,173	4,663	722
Interest expense (income), net	7,324	(1,589)	(246)
Income tax benefit	(386)	(2,047)	(317)
EBITDA	(98,720)	(275,635)	(42,691)

Add:
Share-based compensation	35,495	152,013	23,544
Investment income	(12)	—	—
Loss (gain) from disposal of subsidiaries, net	(14,562)	4	1
Share of losses of equity method investments	1,028	795	123
Change in fair value of warrant liabilities	(3,228)	19,259	2,983
Impairment loss of long-term investments	—	15,667	2,427
Foreign currency exchange (gains) losses, net	122	(1,862)	(290)
Adjusted EBITDA	(79,877)	(89,759)	(13,903)